UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


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                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                       PURSUANT TO RULE 13A-16 OR 15D-16
                   UNDER THE SECURITIES EXCHANGE ACT OF 1934

                                    June 2007

                                Barclays PLC and
                               Barclays Bank PLC
                             (Names of Registrants)

                               1 Churchill Place
                                London E14 5HP
                                    England
                    (Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                           Form 20-F x     Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                                  Yes     No x

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM F-3 (NOS. 333-126811, 333-85646 AND 333-12384), AND FORM S-8 (NOS. 333-112796, 333-112797) OF BARCLAYS BANK PLC AND THE REGISTRATION STATEMENT ON FORM F-4 (NO. 333-143666) AND FORM S-8 (NO. 333-12818) OF BARCLAYS PLC AND TO BE A PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

--------------------------------------------------------------------------------


This Report is a joint Report on Form 6-K filed by Barclays PLC and Barclays Bank PLC. All of the issued ordinary share capital of Barclays Bank PLC is owned by Barclays PLC.

This Report comprises:

Information given to The London Stock Exchange and furnished pursuant to General Instruction B to the General Instructions to Form 6-K.


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                                 EXHIBIT INDEX


Group Reporting Changes 2007




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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, each of the registrants has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                                     BARCLAYS PLC
                                                     (Registrant)

Date: June 19, 2007                                By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Deputy Secretary

                                                     BARCLAYS BANK PLC
                                                     (Registrant)


Date:  June 19, 2007                               By:   /s/ Patrick Gonsalves
                                                         ----------------------
                                                         Patrick Gonsalves
                                                         Joint Secretary



                                 19th June 2007


                                  BARCLAYS PLC


                        GROUP REPORTING CHANGES IN 2007


Barclays PLC today announces the impact of certain changes in Group structure and reporting on 2006 and 2005 results, as advised in the Trading Update on the 24th of May.


The restatements have no impact on the Group Income Statement or Balance Sheet. The 2006 and 2005 results for the businesses impacted are restated on pages 2 to 34 to show the effect of these changes.


Group structure changes - effective 1st January 2007


UK Retail Banking. The unsecured lending business, previously managed and reported within Barclaycard and the Barclays Financial Planning business, previously managed and reported within Barclays Wealth are now managed and reported within UK Retail Banking. The changes combine these products with related products already offered by UK Retail Banking. In the UK certain UK Premier customers are now managed and reported within Barclays Wealth.


Barclaycard. The unsecured lending portfolio, previously managed and reported within Barclaycard, is now managed and reported within UK Retail Banking.


International Retail and Commercial Banking - excluding Absa. A number of high net worth customers are now managed and reported within Barclays Wealth in order to better match client profiles to wealth services.


Barclays Wealth. In the UK and Western Europe certain Premier and high net worth customers are now managed and reported within Barclays Wealth having been previously reported within UK Retail Banking and International Retail and Commercial Banking - excluding Absa.


The Barclays Financial Planning business previously managed and reported within Barclays Wealth, is now managed and reported within UK Retail Banking. Finally with effect from 1st January 2007 Barclays Wealth - closed life assurance activities continues to be managed within Barclays Wealth and for reporting purposes has been combined rather than being reported separately.


The structure and reporting remains unchanged for UK Business Banking, International Retail and Commercial Banking- Absa, Barclays Capital, Barclays Global Investors and Head Office Functions and Other Operations.



For further information please contact:

Investor Relations                     Media Relations
Mark Merson/James S Johnson            Alistair Smith/Robin Tozer
+44 (0) 20 7116 5752/2927              +44 (0) 20 7116 6132/6586






The information in this announcement does not comprise statutory accounts within the meaning of Section 240 of the Companies Act 1985 (the 'Act'). Statutory accounts for the years ended 31st December 2006 and 31st December 2005, which also include certain information required for the joint Annual Report on Form 20-F of Barclays PLC and Barclays Bank PLC to the US Securities and Exchange Commission, have been delivered to the Registrar of Companies in accordance with
Section 242 of the Act and the group's auditors have reported on those accounts and have given an unqualified report which does not contain a statement under
Section 237(2) or (3) of the Act.



Business analysis of profit before tax net of restatements

                                                     Group
                                                 Structure
                                                       and
                                        2006 as disclosure      2006      2005
                                      published    changes  restated  restated
                                           GBPm       GBPm      GBPm      GBPm
UK Banking                                2,578       (32)     2,546     2,236
UK Retail Banking                         1,213       (32)     1,181     1,076
UK Business Banking                       1,365          -     1,365     1,160
Barclaycard                                 382         76       458       639
International Retail and Commercial       1,270       (54)     1,216       593
Banking (IRCB)
IRCB - ex Absa                              572       (54)       518       295
IRCB - Absa                                 698          -       698       298
Barclays Capital                          2,216          -     2,216     1,431
Barclays Global Investors                   714          -       714       540
Barclays Wealth                             213         32       245       164
Barclays Wealth - closed life                22       (22)         -         -
Head office functions and other           (259)          -     (259)     (323)
operations
Profit before tax                         7,136          -     7,136     5,280





UK Banking
                                                    Group
                                        2006 as structure      2006       2005
                                      published   changes  restated   restated
                                           GBPm      GBPm      GBPm       GBPm
Net interest income                       4,035       432     4,467      4,213
Net fee and commission income             1,861        71     1,932      1,728
Net trading income                            2         -         2          -
Net investment income                        28         -        28         26
Principal transactions                       30         -        30         26
Net premiums from insurance contracts       269        15       284        298
Other income                                 63         -        63         32
Total income                              6,258       518     6,776      6,297
Net claims and benefits on insurance       (35)         -      (35)       (61)
contracts
Total income net of insurance claims      6,223       518     6,741      6,236
Impairment charges                        (461)     (426)     (887)      (671)
Net income                                5,762        92     5,854      5,565
Operating expenses excluding            (3,263)     (124)   (3,387)    (3,323)
amortisation of intangible assets
Amortisation of intangible assets           (2)         -       (2)        (3)
Operating expenses                      (3,265)     (124)   (3,389)    (3,326)
Share of post-tax results of                  5         -         5        (3)
associates and joint ventures
Profit on disposal of subsidiaries,          76         -        76          -
associates and joint ventures
Profit before tax                         2,578      (32)     2,546      2,236

Cost:income ratio (1)                       52%                 50%        53%
Cost:net income ratio (2)                   57%                 58%        60%

Risk Tendency                           GBP515m             GBP790m    GBP665m
Return on average economic capital          38%                 26%        21%

Economic profit                       GBP1,431m           GBP1,327m  GBP1,069m

Loans and advances to customers      GBP123.9bn          GBP131.0bn GBP125.5bn
Customer accounts                    GBP142.4bn          GBP139.7bn GBP127.2bn

Staff Numbers                            41,100              42,600     41,100

Total assets                         GBP139.9bn          GBP147.6bn GBP138.0bn
Risk weighted assets                  GBP84.9bn           GBP93.0bn  GBP87.9bn





(1)The cost:income ratio is defined as operating expenses compared to total income net of insurance claims. The cost: income ratio for UK Banking for 2004 was 56%.

(2)The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.


UK Retail Banking
                                                    Group
                                        2006 as structure      2006      2005
                                      published   changes  restated  restated
                                           GBPm      GBPm      GBPm      GBPm
Net interest income                       2,333       432     2,765     2,677
Net fee and commission income             1,219        71     1,290     1,139
Net trading income                            -         -         -         -
Net investment income                         -         -         -         9
Principal transactions                        -         -         -         9
Net premiums from insurance contracts       269        15       284       298
Other income                                 42         -        42        15
Total income                              3,863       518     4,381     4,138
Net claims and benefits on insurance       (35)         -      (35)      (61)
contracts
Total income net of insurance claims      3,828       518     4,346     4,077
Impairment charges                        (209)     (426)     (635)     (494)
Net income                                3,619        92     3,711     3,583
Operating expenses excluding            (2,407)     (124)   (2,531)   (2,501)
amortisation of intangible assets
Amortisation of intangible assets           (1)         -       (1)         -
Operating expenses                      (2,408)     (124)   (2,532)   (2,501)
Share of post-tax results of                  2         -         2       (6)
associates and joint ventures
Profit before tax                         1,213      (32)     1,181     1,076

Cost:income ratio (1)                       63%                 58%       61%
Cost:net income ratio (2)                   67%                 68%       70%

Risk Tendency                           GBP225m             GBP500m   GBP415m
Return on average economic capital          39%                 28%       26%

Economic profit                         GBP693m             GBP589m   GBP525m

Loans and advances to customers       GBP67.6bn           GBP74.7bn GBP72.1bn
Customer accounts                     GBP85.0bn           GBP82.3bn GBP76.3bn

Staff Numbers                            33,000              34,500    33,300

Total assets                          GBP74.0bn           GBP81.7bn GBP78.1bn
Risk weighted assets                  GBP34.9bn           GBP43.0bn GBP40.8bn



(1)The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

(2)The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.



UK Business Banking
                                                    Group
                                        2006 as structure   2006 as   2005 as
                                      published   changes published published
                                           GBPm      GBPm      GBPm      GBPm
Net interest income                       1,702         -     1,702     1,536
Net fee and commission income               642         -       642       589
Net trading income                            2         -         2         -
Net investment income                        28         -        28        17
Principal transactions                       30         -        30        17
Other income                                 21         -        21        17
Total income                              2,395         -     2,395     2,159
Impairment charges                        (252)         -     (252)     (177)
Net income                                2,143         -     2,143     1,982
Operating expenses excluding              (856)         -     (856)     (822)
amortisation of intangible assets
Amortisation of intangible assets           (1)         -       (1)       (3)
Operating expenses                        (857)         -     (857)     (825)
Share of post-tax results of                  3         -         3         3
associates and joint ventures
Profit on disposal of subsidiaries,          76         -        76         -
associates and joint ventures
Profit before tax                         1,365         -     1,365     1,160

Cost:income ratio (1)                       36%                 36%       38%
Cost:net income ratio (2)                   40%                 40%       42%

Risk Tendency                           GBP290m             GBP290m   GBP250m
Return on average economic capital          37%                 37%       31%

Economic profit                         GBP738m             GBP738m   GBP544m

Loans and advances to customers       GBP56.3bn           GBP56.3bn GBP53.4bn
Customer accounts                     GBP57.4bn           GBP57.4bn GBP50.9bn

Staff Numbers                             8,100               8,100     7,800

Total assets                          GBP65.9bn           GBP65.9bn GBP59.9bn
Risk weighted assets                  GBP50.0bn           GBP50.0bn GBP47.1bn



(1)The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

(2)The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.


Barclaycard
                                                  Group
                                     2006 as  structure      2006      2005
                                   published    changes  restated  restated
                                        GBPm       GBPm      GBPm      GBPm
Net interest income                    1,843      (460)     1,383     1,231
Net fee and commission income          1,054         52     1,106     1,065
Net investment income                     15          -        15         -
Net premiums from insurance               33       (15)        18         6
contracts
Total income                           2,945      (423)     2,522     2,302
Net claims and benefits on               (8)          -       (8)       (3)
insurance contracts
Total income net of insurance          2,937      (423)     2,514     2,299
claims
Impairment charge and other          (1,493)        426   (1,067)     (753)
credit provisions
Net income                             1,444          3     1,447     1,546
Operating expenses excluding         (1,037)         73     (964)     (891)
amortisation of intangible assets
Amortisation of intangible assets       (17)          -      (17)      (17)
Operating expenses                   (1,054)         73     (981)     (908)
Share of post-tax results of             (8)          -       (8)         1
associates and joint ventures
Profit before tax                        382         76       458       639

Cost:income ratio (1)                    36%                  39%       39%
Cost:net income ratio (2)                73%                  68%       59%

Risk Tendency                      GBP1,410m            GBP1,135m   GBP865m
Return on average economic               10%                  16%       24%
capital

Economic profit                       GBPnil              GBP137m   GBP269m

Loans and advances to customers    GBP25.5bn            GBP18.2bn GBP16.5bn

Staff Numbers                          8,600                8,500     7,700

Total assets                       GBP27.6bn            GBP20.1bn GBP18.2bn
Risk weighted assets               GBP25.2bn            GBP17.0bn GBP13.6bn




(1)The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

(2)The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.


International Retail and Commercial Banking
                                                    Group
                                        2006 as structure      2006      2005
                                      published   changes  restated  restated
                                           GBPm      GBPm      GBPm      GBPm
Net interest income                       1,659       (6)     1,653     1,045
Net fee and commission income             1,303      (82)     1,221       644
Net trading income                            6         -         6         3
Net investment income                       188         -       188       143
Principal transactions                      194         -       194       146
Net premiums from insurance contracts       351         -       351       227
Other income                                 74         -        74        60
Total income                              3,581      (88)     3,493     2,122
Net claims and benefits on insurance      (244)         -     (244)     (206)
contracts
Total income net of insurance claims      3,337      (88)     3,249     1,916
Impairment charges                        (167)         -     (167)      (33)
Net income                                3,170      (88)     3,082     1,883
Operating expenses excluding            (2,111)        34   (2,077)   (1,289)
amortisation of intangible assets
Amortisation of intangible assets          (85)         -      (85)      (47)
Operating expenses                      (2,196)        34   (2,162)   (1,336)
Share of post-tax results of                 49         -        49        46
associates and joint ventures
Profit on disposal of subsidiaries,         247         -       247         -
associates and joint ventures
Profit before tax                         1,270      (54)     1,216       593

Cost:income ratio (1)                       66%                 67%       70%
Cost:net income ratio (2)                   69%                 70%       71%

Risk Tendency                           GBP220m             GBP220m   GBP175m
Return on average economic capital          37%                 36%       17%

Economic profit                         GBP530m             GBP493m   GBP179m

Loans and advances to customers       GBP53.5bn           GBP53.2bn GBP49.2bn
Customer accounts                     GBP22.5bn           GBP22.1bn GBP22.4bn

Staff Numbers                            48,000              47,800    45,200

Total assets                          GBP68.9bn           GBP68.6bn GBP63.4bn
Risk weighted assets                  GBP41.1bn           GBP40.8bn GBP41.0bn









(1)The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

(2)The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

International Retail and Commercial Banking - excluding Absa

                                                    Group
                                        2006 as structure      2006      2005
                                      published   changes  restated  restated
                                           GBPm      GBPm      GBPm      GBPm
Net interest income                         610       (6)       604       557
Net fee and commission income               448      (82)       366       316
Net trading income                           17         -        17        31
Net investment income                        66         -        66        88
Principal transactions                       83         -        83       119
Net premiums from insurance contracts       111         -       111       129
Other income                                 20         -        20        23
Total income                              1,272      (88)     1,184     1,144
Net claims and benefits on insurance      (138)         -     (138)     (162)
contracts
Total income net of insurance claims      1,134      (88)     1,046       982
Impairment charges                         (41)         -      (41)      (14)
Net income                                1,093      (88)     1,005       968
Operating expenses excluding              (799)        34     (765)     (706)
amortisation of intangible assets
Amortisation of intangible assets           (9)         -       (9)       (6)
Operating expenses                        (808)        34     (774)     (712)
Share of post-tax results of                 40         -        40        39
associates and joint ventures
Profit on disposal of subsidiaries,         247         -       247         -
associates and joint ventures
Profit before tax                           572      (54)       518       295

Cost:income ratio (1)                       71%                 74%       73%
Cost:net income ratio (2)                   74%                 77%       74%

Risk Tendency                            GBP75m              GBP75m    GBP75m
Return on average economic capital          39%                 36%       17%

Economic profit                         GBP346m             GBP309m    GBP89m

Loans and advances to customers       GBP29.3bn           GBP29.0bn GBP25.3bn
Customer accounts                     GBP11.4bn           GBP11.0bn GBP10.2bn

Staff Numbers                            14,100              13,900    12,500

Total assets                          GBP38.5bn           GBP38.2bn GBP34.0bn
Risk weighted assets                  GBP20.4bn           GBP20.1bn GBP20.2bn





(1)The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

(2)The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.



International Retail and Commercial Banking - Absa
                                                 Group
                                     2006 as structure   2006 as   2005 as
                                   published   changes published published
                                        GBPm      GBPm      GBPm      GBPm
Net interest income                    1,049         -     1,049       488
Net fee and commission income            855         -       855       328
Net trading income                      (11)         -      (11)      (28)
Net investment income                    122         -       122        55
Principal transactions                   111         -       111        27
Net premiums from insurance              240         -       240        98
contracts
Other income                              54         -        54        37
Total income                           2,309         -     2,309       978
Net claims and benefits on             (106)         -     (106)      (44)
insurance contracts
Total income net of insurance          2,203         -     2,203       934
claims
Impairment charges                     (126)         -     (126)      (19)
Net income                             2,077         -     2,077       915
Operating expenses excluding         (1,312)         -   (1,312)     (583)
amortisation of intangible assets
Amortisation of intangible assets       (76)         -      (76)      (41)
Operating expenses                   (1,388)         -   (1,388)     (624)
Share of post-tax results of               9         -         9         7
associates and joint ventures
Profit before tax                        698         -       698       298

Cost:income ratio (1)                    63%                 63%       67%
Cost:net income ratio (2)                67%                 67%       37%

Risk Tendency                        GBP145m             GBP145m   GBP100m
Return on average economic capital       34%                 34%       36%

Economic profit                      GBP184m             GBP184m    GBP90m

Loans and advances to customers    GBP24.2bn           GBP24.2bn GBP23.9bn
Customer accounts                  GBP11.1bn           GBP11.1bn GBP12.2bn

Staff Numbers                         33,900              33,900    32,700

Total assets                       GBP30.4bn           GBP30.4bn GBP29.4bn
Risk weighted assets               GBP20.7bn           GBP20.7bn GBP20.8bn





(1)The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

(2)The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.


Barclays Capital
                                                  Group
                                      2006 as structure   2006 as     2005 as
                                    published   changes published   published
                                         GBPm      GBPm      GBPm        GBPm
Net interest income                     1,158         -     1,158       1,065
Net fee and commission income             952         -       952         776
Net trading income                      3,562         -     3,562       2,231
Net investment income                     573         -       573         413
Principal transactions                  4,135         -     4,135       2,644
Other income                               22         -        22          20
Total income                            6,267         -     6,267       4,505
Impairment charges                       (42)         -      (42)       (111)
Net income                              6,225         -     6,225       4,394
Operating expenses excluding          (3,996)         -   (3,996)     (2,961)
amortisation of intangible assets
Amortisation of intangible assets        (13)         -      (13)         (2)
Operating expenses                    (4,009)         -   (4,009)     (2,963)
Profit before tax                       2,216         -     2,216       1,431

Cost:income ratio (1)                     64%                 64%         66%
Cost:net income ratio (2)                 64%                 64%         67%

Average DVaR                           GBP37m              GBP37m      GBP32m
Risk Tendency                          GBP95m              GBP95m     GBP110m
Return on average economic capital        41%                 41%         34%

Average net income generated per       GBP560              GBP560      GBP498
member of staff ('000)

Economic profit                     GBP1,181m           GBP1,181m     GBP706m

Staff Numbers                          13,200              13,200       9,900

Total assets                       GBP657.9bn          GBP657.9bn  GBP601.2bn
Risk weighted assets               GBP137.6bn          GBP137.6bn  GBP116.7bn
Corporate Lending Portfolio         GBP40.6bn           GBP40.6bn   GBP40.1bn




(1)The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

(2)The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.


Barclays Global Investors
                                                    Group
                                        2006 as structure   2006 as   2005 as
                                      published   changes published published
                                           GBPm      GBPm      GBPm      GBPm
Net interest income                          10         -        10        15
Net fee and commission income             1,651         -     1,651     1,297
Net trading income                            2         -         2         2
Net investment income                         2         -         2         4
Principal transactions                        4         -         4         6
Total income                              1,665         -     1,665     1,318
Operating expenses excluding              (946)         -     (946)     (775)
amortisation of intangible assets
Amortisation of intangible assets           (5)         -       (5)       (4)
Operating expenses                        (951)         -     (951)     (779)
Share of post-tax results of                  -         -         -         1
associates and joint ventures
Profit before tax                           714         -       714       540

Cost:income ratio (1)                       57%                 57%       59%
Average income generated per member      GBP666              GBP666    GBP628
of staff ('000)

Return on average economic capital         228%                228%      248%

Economic profit                         GBP376m             GBP376m   GBP299m

Staff Numbers                             2,700               2,700     2,300

Total assets                          GBP80.5bn           GBP80.5bn GBP80.9bn
Risk weighted assets                   GBP1.4bn            GBP1.4bn  GBP1.5bn




(1)The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.


Barclays Wealth
                                                     Group
                                                 structure
                                                       and
                                        2006 as disclosure      2006      2005
                                      published    changes  restated  restated
                                           GBPm       GBPm      GBPm      GBPm
Net interest income                         366         26       392       346
Net fee and commission income               665          9       674       593
Net trading income                            -          2         2         -
Net investment income                         -        154       154       264
Principal transactions                        -        156       156       264
Net premiums from insurance                   -        210       210       195
contracts
Other income                                  5         11        16        11
Total income                              1,036        412     1,448     1,409
Net claims and benefits on insurance          -      (288)     (288)     (375)
contacts
Total income net of insurance claims      1,036        124     1,160     1,034
Impairment charges                          (2)          -       (2)       (2)
Net income                                1,034        124     1,158     1,032
Operating expenses excluding              (817)        (92)     (909)     (866)
amortisation of intangible assets (1)
Amortisation of intangible assets           (4)          -       (4)       (2)
Operating expenses                        (821)       (92)     (913)     (868)
Profit before tax                           213         32       245       164

Cost:income ratio (2)                       79%                  79%       84%
Cost:net income ratio (3)                   79%                  79%       84%

Risk Tendency                            GBP10m               GBP10m     GBP5m
Return on average economic capital          48%                  40%       33%

Average net income per member of            138                  181       167
staff (GBP'000)

Economic profit                         GBP144m              GBP130m   GBP103m

Customer accounts                     GBP25.2bn            GBP28.3bn GBP25.8bn
Loans and advances to customers        GBP5.7bn             GBP6.2bn  GBP5.0bn

Staff Numbers                             7,800                6,600     6,200

Total assets                           GBP7.3bn            GBP15.0bn GBP13.4bn
Risk weighted assets                   GBP5.7bn             GBP6.1bn  GBP4.3bn
Total Client Assets                   GBP93.0bn           GBP116.1bn GBP97.5bn






(1)Operating expenses excluding amortisation of intangibles includes GBP67m and GBP85m relating to endowment redress costs in 2006 and 2005 respectively.

(2)The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

(3)The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.


Barclays Wealth - closed life
                                                 Group
                                    2006 as disclosure      2006      2005
                                  published    changes  restated  restated
                                       GBPm       GBPm      GBPm      GBPm
Net interest income                     (8)          8         -         -
Net fee and commission income            50       (50)         -         -
Net trading income                        2        (2)         -         -
Net investment income                   154      (154)         -         -
Principal transactions                  156      (156)         -         -
Net premiums from insurance             210      (210)         -         -
contracts
Other income                             11       (11)         -         -
Total income                            419      (419)         -         -
Net claims and benefits on            (288)        288         -         -
insurance contracts
Total income net of insurance           131      (131)         -         -
claims
Operating expenses                    (109)        109         -         -
Profit/(loss) before tax                 22       (22)         -         -

Cost:income ratio (1)                   83%

Return on average economic            (22%)                    -         -
capital

Economic loss                        (GBP18m)                    -         -

Staff Numbers                             -                    -         -

Total assets                       GBP7.6bn                    -         -



(1)The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.


Head Office Functions and Other Operations
                                                   Group
                                      2006 as  structure      2006      2005
                                    published    changes  restated  restated
                                         GBPm       GBPm      GBPm      GBPm
Net interest income                        80          -        80       160
Net fee and commission income           (359)          -     (359)     (398)
Net trading income                         40          -        40        85
Net investment income                       2          -         2         8
Principal transactions                     42          -        42        93
Net premiums from insurance               197          -       197       146
contracts
Other income                               39          -        39        24
Total income                              (1)          -       (1)        25
Impairment releases/(charges)              11          -        11       (1)
Net income                                 10          -        10        24
Operating expenses excluding            (259)          -     (259)     (343)
amortisation of intangible assets
Amortisation of intangible assets        (10)          -      (10)       (4)
Operating expenses                      (269)          -     (269)     (347)
Loss before tax                         (259)          -     (259)     (323)

Risk Tendency                          GBP10m               GBP10m    GBP25m

Staff Numbers                           1,200                1,200       900

Total assets                         GBP7.1bn             GBP7.1bn  GBP9.3bn
Risk weighted assets                 GBP1.9bn             GBP1.9bn  GBP4.0bn





Total assets
                                                      Group
                                          2006 as structure     2006     2005
                                        Published   changes restated restated
                                             GBPm      GBPm     GBPm     GBPm
UK Banking                                139,902     7,674  147,576  137,981
UK Retail Banking                          74,018     7,674   81,692   78,066
UK Business Banking                        65,884         -   65,884   59,915
Barclaycard                                27,628   (7,546)   20,082   18,236
International Retail and Commercial        68,848     (260)   68,588   63,383
Banking (IRCB)
IRCB - ex Absa                             38,451     (260)   38,191   34,022
IRCB - Absa                                30,397         -   30,397   29,361
Barclays Capital                          657,922         -  657,922  601,193
Barclays Global Investors                  80,515         -   80,515   80,900
Barclays Wealth                             7,285     7,737   15,022   13,401
Barclays Wealth - closed life               7,605   (7,605)        -        -
Head office functions and other             7,082              7,082    9,263
operations
Total assets                              996,787         -  996,787  924,357


Risk Weighted Assets
                                                      Group
                                          2006 as structure     2006     2005
                                        Published   changes restated restated
                                             GBPm      GBPm     GBPm     GBPm
UK Banking                                 84,903     8,078   92,981   87,971
UK Retail Banking                          34,942     8,078   43,020   40,845
UK Business Banking                        49,961         -   49,961   47,126
Barclaycard                                25,203   (8,168)   17,035   13,625
International Retail and Commercial        41,053     (236)   40,810   41,069
Banking (IRCB)
IRCB - ex Absa                             20,325     (236)   20,082   20,235
IRCB - Absa                                20,728         -   20,728   20,834
Barclays Capital                          137,635         -  137,635  116,677
Barclays Global Investors                   1,375         -    1,375    1,456
Barclays Wealth                             5,744       326    6,077    4,305
Barclays Wealth - closed life                   -         -        -        -
Head office functions and other             1,920         -    1,920    4,045
operations
Risk Weighted Assets                      297,833         -  297,833  269,148





Profit before tax net of restatements

                                                               Half-year ended
                                                   2006   31.12.06    30.06.06
                                                   GBPm       GBPm        GBPm
UK Banking                                        2,546      1,293       1,253
UK Retail Banking                                 1,181        581         600
UK Business Banking                               1,365        712         653
Barclaycard                                         458        132         326
International Retail and Commercial Banking       1,216        704         512
(IRCB)
IRCB - ex Absa                                      518        323         195
IRCB - Absa                                         698        381         317
Barclays Capital                                  2,216        970       1,246
Barclays Global Investors                           714        350         364
Barclays Wealth                                     245        116         129
Barclays Wealth - closed life                         -          -           -
Head office functions and other operations        (259)      (102)       (157)
Profit before tax                                 7,136      3,463       3,673





UK Banking
                                                        Half-year ended
                                              2006    31.12.06    30.06.06
                                              GBPm        GBPm        GBPm
Net interest income                          4,467       2,287       2,180
Net fee and commission income                1,932         985         947
Net trading income                               2           -           2
Net investment income                           28          11          17
Principal transactions                          30          11          19
Net premiums from insurance contracts          284         141         143
Other income                                    63          61           2
Total income                                 6,776       3,485       3,291
Net claims and benefits on insurance          (35)         (7)        (28)
contracts
Total income net of insurance claims         6,741       3,478       3,263
Impairment charges                           (887)       (481)       (406)
Net income                                   5,854       2,997       2,857
Operating expenses excluding               (3,387)     (1,782)     (1,605)
amortisation of intangible assets
Amortisation of intangible assets              (2)         (1)         (1)
Operating expenses                         (3,389)     (1,783)     (1,606)
Share of post-tax results of associates          5           3           2
and joint ventures
Profit on disposal of subsidiaries,             76          76           -
associates and joint ventures
Profit before tax                            2,546       1,293       1,253

Cost:income ratio (1)                          50%         51%         49%
Cost:net income ratio (2)                      58%         59%         56%

Return on average economic capital             26%         27%         24%

Economic profit                          GBP1,327m     GBP734m     GBP593m

Staff Numbers                                           42,600      42,900

Loans and advances to customers                     GBP131.0bn  GBP127.8bn
Customer accounts                                   GBP139.7bn  GBP133.4bn
Total assets                                        GBP147.6bn  GBP142.0bn
Risk weighted assets                                 GBP93.0bn   GBP92.8bn





(1)The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

(2)The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.


UK Retail Banking
                                                            Half-year ended
                                                   2006   31.12.06   30.06.06
                                                   GBPm       GBPm       GBPm
Net interest income                               2,765      1,407      1,358
Net fee and commission income                     1,290        654        636
Net trading income                                    -          -          -
Net investment income                                 -          -          -
Principal transactions                                -          -          -
Net premiums from insurance contracts               284        141        143
Other income                                         42         42          -
Total income                                      4,381      2,244      2,137
Net claims and benefits on insurance               (35)        (7)       (28)
contracts
Total income net of insurance claims              4,346      2,237      2,109
Impairment charges                                (635)      (329)      (306)
Net income                                        3,711      1,908      1,803
Operating expenses excluding amortisation       (2,531)    (1,328)    (1,203)
of intangible assets
Amortisation of intangible assets                   (1)        (1)          -
Operating expenses                              (2,532)    (1,329)    (1,203)
Share of post-tax results of associates and           2          2          -
joint ventures
Profit on disposal of subsidiaries,                   -          -          -
associates and joint ventures
Profit before tax                                 1,181        581        600

Cost:income ratio (1)                               58%        59%        57%
Cost:net income ratio (2)                           68%        70%        67%

Return on average economic capital                  28%        30%        26%

Economic profit                                 GBP589m    GBP323m    GBP266m

Staff Numbers                                               34,500     35,000

Loans and advances to customers                          GBP74.7bn  GBP72.2bn
Customer accounts                                        GBP82.3bn  GBP79.1bn
Total assets                                             GBP81.7bn  GBP78.5bn
Risk weighted assets                                     GBP43.0bn  GBP42.0bn




(1)The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

(2)The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

UK Business Banking

                                                           Half-year ended
                                             2006          31.12.06   30.06.06
                                            GBPm           GBPm           GBPm
Net interest income                        1,702            880            822
Net fee and commission income                642            331            311
Net trading income                             2              -              2
Net investment income                         28             11             17
Principal transactions                        30             11             19
Other income                                  21             19              2
Total income                               2,395          1,241          1,154
Impairment charges                          (252)          (152)          (100)
Net income                                 2,143          1,089          1,054
Operating expenses excluding amortisation   (856)          (454)          (402)
of intangible assets
Amortisation of intangible assets             (1)             -             (1)
Operating expenses                          (857)          (454)          (403)
Share of post-tax results of associates        3              1              2
and joint ventures
Profit on disposal of subsidiaries,           76             76              -
associates and joint ventures
Profit before tax                          1,365            712            653

Cost:income ratio (1)                         36%            37%           35%
Cost:net income ratio (2)                     40%            42%           38%

Return on average economic capital            37%            39%           35%

Economic profit                           GBP738m        GBP411m       GBP327m

Staff Numbers                                              8,100         7,900

Loans and advances to customers                         GBP56.3bn    GBP55.6bn
Customer accounts                                       GBP57.4bn    GBP54.3bn
Total assets                                            GBP65.9bn    GBP63.5bn
Risk weighted assets                                    GBP50.0bn    GBP50.8bn



(1)The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

(2)The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.



Barclaycard
                                                           Half-year ended
                                                 2006    31.12.06    30.06.06
                                                 GBPm        GBPm        GBPm
Net interest income                             1,383         705         678
Net fee and commission income                   1,106         544         562
Net investment income                              15           -          15
Net premiums from insurance contracts              18          11           7
Total income                                    2,522       1,260       1,262
Net claims and benefits on insurance              (8)         (4)         (4)
contracts
Total income net of insurance claims            2,514       1,256       1,258
Impairment charge and other credit            (1,067)       (579)       (488)
provisions
Net income                                      1,447         677         770
Operating expenses excluding amortisation       (964)       (527)       (437)
of intangible assets
Amortisation of intangible assets                (17)         (9)         (8)
Operating expenses                              (981)       (536)       (445)
Share of post-tax results of associates           (8)         (9)           1
and joint ventures
Profit before tax                                 458         132         326

Cost:income ratio (1)                             39%         43%         35%
Cost:net income ratio (2)                         68%         79%         58%

Return on average economic capital                16%         12%         20%

Economic profit                               GBP137m      GBP22m     GBP115m

Staff Numbers                                               8,500       8,300
Loans and advances to customers                         GBP18.2bn   GBP17.4bn
Total assets                                            GBP20.1bn   GBP19.2bn
Risk weighted assets                                    GBP17.0bn   GBP15.7bn



(1)The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

(2)The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.


International Retail and Commercial Banking
                                                           Half-year ended
                                                  2006   31.12.06   30.06.06
                                                  GBPm       GBPm       GBPm
Net interest income                              1,653        809        844
Net fee and commission income                    1,221        593        628
Net trading income                                   6          3          3
Net investment income                              188        141         47
Principal transactions                             194        144         50
Net premiums from insurance contracts              351        177        174
Other income                                        74         40         34
Total income                                     3,493      1,763      1,730
Net claims and benefits on insurance             (244)      (125)      (119)
contracts
Total income net of insurance claims             3,249      1,638      1,611
Impairment charges                                (167)       (99)       (68)
Net income                                       3,082      1,539      1,543
Operating expenses excluding amortisation       (2,077)    (1,064)    (1,013)
of intangible assets
Amortisation of intangible assets                 (85)       (40)       (45)
Operating expenses                             (2,162)    (1,104)    (1,058)
Share of post-tax results of associates             49         22         27
and joint ventures
Profit on disposal of subsidiaries,                247        247          -
associates and joint ventures
Profit before tax                                1,216        704        512

Cost:income ratio (1)                              67%        67%        66%
Cost:net income ratio (2)                          70%        72%        69%

Return on average economic capital                 36%        42%        28%

Economic profit                                GBP493m    GBP324m    GBP169m

Staff Numbers                                              47,800     46,800

Loans and advances to customers                         GBP53.2bn  GBP50.2bn
Customer accounts                                       GBP22.1bn  GBP22.6bn
Total assets                                            GBP68.6bn  GBP64.9bn
Risk weighted assets                                    GBP40.8bn  GBP41.9bn




(1)The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

(2)The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.


International Retail and Commercial Banking - excluding Absa

                                                           Half-year ended
                                                 2006    31.12.06    30.06.06
                                                 GBPm        GBPm        GBPm
Net interest income                               604         311         293
Net fee and commission income                     366         181         185
Net trading income                                 17           5          12
Net investment income                              66          37          29
Principal transactions                             83          42          41
Net premiums from insurance contracts             111          61          50
Other income                                       20           6          14
Total income                                    1,184         601         583
Net claims and benefits on insurance            (138)        (73)        (65)
contracts
Total income net of insurance claims            1,046         528         518
Impairment charges                               (41)        (25)        (16)
Net income                                      1,005         503         502
Operating expenses excluding amortisation       (765)       (441)       (324)
of intangible assets
Amortisation of intangible assets                 (9)         (5)         (4)
Operating expenses                              (774)       (446)       (328)
Share of post-tax results of associates            40          19          21
and joint ventures
Profit on disposal of subsidiaries,               247         247           -
associates and joint ventures
Profit before tax                                 518         323         195

Cost:income ratio (1)                             74%         85%         63%
Cost:net income ratio (2)                         77%         89%         65%

Return on average economic capital                36%         48%         22%

Economic profit                               GBP309m     GBP233m      GBP76m

Staff Numbers                                              13,900      13,100

Loans and advances to customers                         GBP29.0bn   GBP26.8bn
Customer accounts                                       GBP11.0bn   GBP10.5bn
Total assets                                            GBP38.2bn   GBP35.6bn
Risk weighted assets                                    GBP20.1bn   GBP21.2bn





(1)The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

(2)The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.

International Retail and Commercial Banking - Absa

                                                           Half-year ended
                                                 2006    31.12.06    30.06.06
                                                 GBPm        GBPm        GBPm
Net interest income                             1,049         498         551
Net fee and commission income                     855         412         443
Net trading income                               (11)         (2)         (9)
Net investment income                             122         104          18
Principal transactions                            111         102           9
Net premiums from insurance contracts             240         116         124
Other income                                       54          34          20
Total income                                    2,309       1,162       1,147
Net claims and benefits on insurance            (106)        (52)        (54)
contracts
Total income net of insurance claims            2,203       1,110       1,093
Impairment charges                              (126)        (74)        (52)
Net income                                      2,077       1,036       1,041
Operating expenses excluding amortisation     (1,312)       (623)       (689)
of intangible assets
Amortisation of intangible assets                (76)        (35)        (41)
Operating expenses                            (1,388)       (658)       (730)
Share of post-tax results of associates             9           3           6
and joint ventures
Profit before tax                                 698         381         317

Cost:income ratio (1)                             63%         59%         67%
Cost:net income ratio (2)                         67%         64%         70%

Return on average economic capital                34%         32%         37%

Economic profit                               GBP184m      GBP91m      GBP93m

Staff Numbers                                              33,900      33,700

Loans and advances to customers                         GBP24.2bn   GBP23.4bn
Customer accounts                                       GBP11.1bn   GBP12.1bn
Total assets                                            GBP30.4bn   GBP29.3bn
Risk weighted assets                                    GBP20.7bn   GBP20.7bn




(1)The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

(2)The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.


Barclays Capital
                                                                Half-year ended
                                                 2006    31.12.06    30.06.06
                                                 GBPm        GBPm        GBPm
Net interest income                             1,158         663         495
Net fee and commission income                     952         436         516
Net trading income                              3,562       1,423       2,139
Net investment income                             573         296         277
Principal transactions                          4,135       1,719       2,416
Other income                                       22          12          10
Total income                                    6,267       2,830       3,437
Impairment charges                               (42)          28        (70)
Net income                                      6,225       2,858       3,367
Operating expenses excluding amortisation of  (3,996)     (1,876)     (2,120)
intangible assets
Amortisation of intangible assets                (13)        (12)         (1)
Operating expenses                            (4,009)     (1,888)     (2,121)
Profit before tax                               2,216         970       1,246

Cost:income ratio (1)                             64%         67%         62%
Cost:net income ratio (2)                         64%         66%         63%

Average DVaR                                    GBP37      GBP37m      GBP36m
Return on average economic capital                41%         36%         47%

Average net income generated per member of     GBP560      GBP230      GBP330
staff ('000)

Economic profit                             GBP1,181m     GBP510m     GBP671m

Staff Numbers                                              13,200      10,500
Total assets                                           GBP657.9bn  GBP659.3bn
Risk weighted assets                                   GBP137.6bn  GBP130.5bn




(1)The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

(2)The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.


Barclays Global Investors
                                                           Half-year ended
                                                 2006    31.12.06    30.06.06
                                                 GBPm        GBPm        GBPm
Net interest income                                10           3           7
Net fee and commission income                   1,651         814         837
Net trading income                                  2           1           1
Net investment income                               2           2           -
Principal transactions                              4           3           1
Total income                                    1,665         820         845
Operating expenses excluding amortisation       (946)       (467)       (479)
of intangible assets
Amortisation of intangible assets                 (5)         (3)         (2)
Operating expenses                              (951)       (470)       (481)
Profit before tax                                 714         350         364

Cost:income ratio (1)                             57%         57%         57%
Average income generated per member of         GBP666      GBP306      GBP360
staff ('000)

Return on average economic capital               228%        202%        260%

Economic profit                               GBP376m     GBP181m     GBP195m

Staff Numbers                                               2,700       2,400

Total assets                                            GBP80.5bn   GBP77.3bn
Risk weighted assets                                     GBP1.4bn    GBP1.4bn





(1)The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

(2)The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.



Barclays Wealth
                                                            Half-year ended
                                                   2006   31.12.06   30.06.06
                                                   GBPm       GBPm       GBPm
Net interest income                                 392        200        192
Net fee and commission income                       674        329        345
Net trading income                                    2          1          1
Net investment income                               154        130         24
Principal transactions                              156        131         25
Net Premium from Insurance contacts                 210        117         93
Other income                                         16         11          5
Total income                                      1,448        788        660
Net claims and benefits from insurance            (288)      (206)       (82)
contracts
Total Income net of insurance claims              1,160        582        578
Impairment charges                                  (2)        (1)        (1)
Net income                                        1,158        581        577
Operating expenses excluding amortisation of (909) (463) (446) intangible assets (1)
Amortisation of intangible assets                   (4)        (2)        (2)
Operating expenses                                (913)      (465)      (448)
Profit before tax                                   245        116        129

Cost:income ratio (2)                               79%        80%        78%
Cost:net income ratio (3)                           79%        80%        78%

Return on average economic capital                  40%        30%        51%

Economic profit                                 GBP130m     GBP43m     GBP87m

Staff Numbers                                                6,600      6,400

Customer accounts                                        GBP28.3bn  GBP28.0bn
Loans and advances to customers                           GBP6.2bn   GBP5.5bn
Total assets                                             GBP15.0bn  GBP14.1bn
Risk weighted assets                                      GBP6.1bn   GBP5.2bn
Total Client Assets                                     GBP116.1bn GBP105.9bn




(1)Operating expenses excluding amortisation of intangibles includes GBP67m, GBP34m and GBP33m relating to endowment redress costs for full year 2006, half year ended 31st December 2006 and half year ended 30th June 2006 respectively.

(2)The cost:income ratio is defined as operating expenses compared to total income net of insurance claims.

(3)The cost:net income ratio is defined as operating expenses compared to total income net of insurance claims, less impairment charges.


Head Office Functions and Other Operations
                                                           Half-year ended
                                                  2006   31.12.06   30.06.06
                                                  GBPm       GBPm       GBPm
Net interest income                                 80         72          8
Net fee and commission income                    (359)      (176)      (183)
Net trading income                                  40       (15)         55
Net investment income                                2          8        (6)
Principal transactions                              42        (7)         49
Net premiums from insurance contracts              197        104         93
Other income                                        39         29         10
Total income                                       (1)         22       (23)
Impairment releases/(charges)                       11         35       (24)
Net income                                          10         57       (47)
Operating expenses excluding amortisation        (259)      (153)      (106)
of intangible assets
Amortisation of intangible assets                 (10)        (6)        (4)
Operating expenses                               (269)      (159)      (110)
Loss before tax                                  (259)      (102)      (157)

Staff Numbers                                               1,200      1,000

Total assets                                             GBP7.1bn   GBP9.3bn
Risk weighted assets                                     GBP1.9bn   GBP3.4bn




Restated Total Assets
                                                    Half-year ended
                                        31.12.06   30.06.06  31.12.05
                                            GBPm       GBPm      GBPm
UK Banking                               147,576    141,970   137,981
UK Retail Banking                         81,692     78,485    78,066
UK Business Banking                       65,884     63,485    59,915
Barclaycard                               20,082     19,155    18,236
International Retail and Commercial       68,588     64,916    63,383
Banking
International Retail and Commercial       38,191     35,616    34,022
Banking - ex Absa
International Retail and Commercial       30,397     29,300    29,361
Banking - Absa
Barclays Capital                         657,922    659,328   601,193
Barclays Global Investors                 80,515     77,298    80,900
Barclays Wealth                           15,022     14,170    13,401
Head office functions and other            7,082      9,287     9,263
operations
Total assets                             996,787    986,124   924,357



Restated Risk Weighted Assets
                                                    Half-year ended
                                        31.12.06  30.06.06     31.12.05
                                            GBPm      GBPm         GBPm
UK Banking                                92,981    92,805       87,971
UK Retail Banking                         43,020    42,021       40,845
UK Business Banking                       49,961    50,784       47,126
Barclaycard                               17,035    15,698       13,625
International Retail and Commercial       40,810    41,884       41,069
Banking
International Retail and Commercial       20,082    21,211       20,235
Banking - ex Absa
International Retail and Commercial       20,728    20,673       20,834
Banking - Absa
Barclays Capital                         137,635   130,533      116,677
Barclays Global Investors                  1,375     1,378        1,456
Barclays Wealth                            6,077     5,202        4,305
Head office functions and other            1,920     3,424        4,045
operations
Risk weighted assets                     297,833   290,924      269,148



Restated Business Margins
                                          Half-year Half-year
                                Full-year     ended     ended Full-year
                                 31.12.06  31.12.06  30.06.06  31.12.05
                                        %         %         %         %
UK Retail Banking assets             1.32      1.28      1.35      1.43
UK Retail Banking liabilities        2.05      2.08      2.01      2.02
UK Business Banking assets           1.92      1.98      1.86      1.87
UK Business Banking liabilities      1.46      1.48      1.44      1.46
Barclays Wealth assets               1.08      1.08      1.07      0.96
Barclays Wealth liabilities          1.10      1.12      1.08      1.04
Barclaycard assets                   7.13      6.96      7.32      7.11
IRCB - ex Absa assets                1.29      1.34      1.24      1.36
IRCB - ex Absa liabilities           2.06      1.99      2.12      2.03
IRCB - Absa assets                   2.95      2.46      3.45      3.52
IRCB - Absa liabilities              2.29      2.16      2.41      2.39



Average Balances
                                            Half-year  Half-year
                                 Full-year      ended      ended  Full-year
                                  31.12.06   31.12.06   30.06.06   31.12.05
                                      GBPm       GBPm       GBPm       GBPm
UK Retail Banking assets            73,593     74,057     73,128     74,138
UK Retail Banking liabilities       76,498     78,120     74,876     71,003
UK Business Banking assets          52,018     52,933     51,103     43,985
UK Business Banking liabilities     44,839     46,007     43,671     40,545
Barclays Wealth assets               5,543      5,816      5,270      4,712
Barclays Wealth liabilities         27,744     27,694     27,523     26,136
Barclaycard assets                  17,918     18,427     17,408     16,102
IRCB - ex Absa assets               27,210     28,341     26,046     22,743
IRCB - ex Absa liabilities          10,423     11,044      9,862      8,983
IRCB - Absa assets                  24,388     24,548     24,228     20,225
IRCB - Absa liabilities             12,826     12,197     13,455     13,388


Restated business net interest income

                                             Half-year Half-year
                                   Full-year     ended     ended Full-year
                                    31.12.06  31.12.06  30.06.06  31.12.05
UK Retail Banking assets                 970       479       491     1,062
UK Retail Banking liabilities          1,566       819       747     1,436
UK Business Banking assets               999       527       471       823
UK Business Banking liabilities          655       343       312       592
Barclays Wealth assets                    60        32        28        45
Barclays Wealth liabilities              306       158       148       273
Barclaycard assets                     1,278       646       632     1,144
IRCB - ex Absa assets                    349       190       160       310
IRCB - ex Absa liabilities               216       110       106       183
IRCB - Absa assets                       719       305       414       308
IRCB - Absa liabilities                  294       133       161       138

Business assets total net interest     4,375     2,179     2,196     3,692
income
Business liabilities total net         3,037     1,563     1,474     2,622
interest income
Business net interest income           7,412     3,742     3,670     6,314


Restated reconciliation of business net interest income to Group net interest income

                                             Half-year Half-year
                                   Full-year     ended     ended Full-year
                                    31.12.06  31.12.06  30.06.06  31.12.05
                                        GBPm      GBPm      GBPm      GBPm
Business net interest income           7,412     3,742     3,670     6,314
Other:
- Barclays Capital                     1,158       663       495     1,065
- Barclays Global Investors               10         3         7        15
- Other                                  563       331       232       681
Group net interest income              9,143     4,739     4,404     8,075



Business net interest income is derived from the interest rate earned on average assets or paid on average liabilities relative to the average Bank of England base rate, local equivalents for international businesses or the rate managed by the bank using derivatives. The margin is expressed as annualised business interest income over the relevant average balance. Asset and liability margins cannot be added together as they are relative to the average Bank of England base rate, local equivalent for international businesses or the rate managed by the bank using derivatives.


Average balances are calculated on daily averages for most UK banking operations and monthly averages elsewhere.


Within the reconciliation of Group net interest income, there is an amount captured as Other. This relates to: benefit of capital, including the restatement of Reserve Capital Instruments and other capital instruments; Head office functions and other operations; and net funding on non customer assets and liabilities.



Restated Risk Tendency
                                             Full-year   Half-year   Full-year
                                              31.12.06    30.06.06    31.12.05
                                                  GBPm        GBPm        GBPm
UK Banking                                         790         705         665
UK Retail Banking                                  500         430         415
UK Business Banking                                290         275         250
Barclaycard                                      1,135       1,105         865
International Retail and Commercial                220         195         175
Banking
International Retail and Commercial                 75          70          75
Banking - ex Absa
International Retail and Commercial                145         125         100
Banking - Absa
Barclays Capital                                    95         125         110
Barclays Wealth                                     10          10           5
Head office functions and other operations          10          25          25
(1)
Risk Tendency                                    2,260       2,165       1,845




(1) Includes businesses in transition.


Restated economic capital demand (1)
                                                           Half-year ended
                                              31.12.06    30.06.06   31.12.05
                                                  GBPm        GBPm       GBPm
UK Banking                                       6,000       5,850      5,850
UK Retail Banking                                3,300       3,250      3,250
UK Business Banking                              2,700       2,600      2,600
Barclaycard                                      1,950       2,150      1,900
International Retail and Commercial              1,950       1,850      1,450
Banking
International Retail and Commercial              1,200       1,150      1,150
Banking - ex Absa
International Retail and Commercial                750         700        300
Banking - Absa (2)
Barclays Capital (2)                             3,750       3,600      2,900
Barclays Global Investors                          150         150        150
Barclays Wealth                                    400         400        450
Head office functions and other operations         300         250        300
(3)
Business unit economic capital                  14,500      14,250     13,000
Capital held at Group centre (4)                 1,450         900      1,050
Economic capital requirement (excluding         15,950      15,150     14,050
goodwill)
Average historic goodwill and intangible         7,750       7,900      6,450
assets (5)
Total economic capital requirement (6)          23,700      23,050     20,500





(1)Year-end economic capital is calculated using a five point average over the year and is rounded to the nearest GBP50m for presentation purposes. For the half-year a three point average is used.

(2)Average economic capital demand for Absa relates to 5 months of 2005.

(3)Includes businesses in transition and capital for Head office and central support functions.

(4)The Group's practice is to maintain an appropriate level of excess capital, held at Group centre, which is not allocated to business units. This variance arises as a result of capital management timing and includes capital held to cover pension contribution risk.

(5)Average goodwill relates to purchased goodwill and intangible assets from business acquisitions. Absa goodwill is included for 5 months of 2005. As at 31st December 2006 Absa goodwill and intangibles amounted to GBP1.5bn and total goodwill and intangibles was GBP7.9bn.

(6)Total period-end economic capital requirement as at 31st December 2006 stood at GBP25,150m (30th June 2006: GBP24,100m; 31st December 2005: GBP21,850m).


Restated economic profit generated by business

                                              Full-year   Half-year  Full-year
                                               31.12.06    30.06.06   31.12.05
                                                   GBPm        GBPm       GBPm
UK Banking                                        1,327         593      1,069
UK Retail Banking                                   589         266        525
UK Business Banking                                 738         327        544
Barclaycard                                         137         115        269
International Retail and Commercial Banking         493         169        179
International Retail and Commercial Banking         309          76         89
- ex Absa
International Retail and Commercial Banking         184          93         90
- Absa
Barclays Capital                                  1,181         671        706
Barclays Global Investors                           376         195        299
Barclays Wealth                                     130          87        103
Head office functions and other operations        (315)       (143)      (340)
                                                  3,329       1,687      2,285
Historic goodwill                                 (739)       (376)      (615)
Variance to average shareholders' funds
(excluding minority interest)                       114          74         82
Economic profit                                   2,704       1,385      1,752





Restated staff numbers

                                                            Half-year ended
                                               31.12.06   30.06.06   31.12.05
UK Banking                                       42,600     42,900     41,100
UK Retail Banking                                34,500     35,000     33,300
UK Business Banking                               8,100      7,900      7,800
Barclaycard                                       8,500      8,300      7,700
International Retail and Commercial Banking      47,800     46,800     45,200
International Retail and Commercial Banking      13,900     13,100     12,500
- ex Absa
International Retail and Commercial Banking      33,900     33,700     32,700
- Absa
Barclays Capital                                 13,200     10,500      9,900
Barclays Global Investors                         2,700      2,400      2,300
Barclays Wealth                                   6,600      6,400      6,200
Head office functions and other operations        1,200      1,000        900
Total Group permanent and fixed term            122,600    118,300    113,300
contract staff worldwide
Agency staff worldwide                            9,100      8,700      7,000
Total including agency staff                    131,700    127,000    120,300



                                    - ENDS -